CRONE ROZYNKO LLP
101 Montgomery Street, Suite 1950
San Francisco, CA 94104
(415) 955-8900
FAX: (415) 955-8910

October 2, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Mr. Bob Carroll

Re:	China North East Petroleum Holdings, Ltd.
Form10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 0-49846

Form 10-QSB for the period ended March 31, 2007
Filed May 21, 2007

Form 10-QSB for the period ended June 20, 2007
File August 14, 2007

Dear Mr. Carroll:

On behalf of China North East Petroleum Holdings, Ltd. (the “Company”), we hereby respectfully request that the Commission extend the due date for the Company’s response to the Commission’s comment letter dated September 17, 2007 regarding the above reference matters, until Friday, October 12, 2007.

Thank you for the Commission’s consideration of our request for extension. Please feel free to contact me at (415) 955-8900 with any questions or to discuss this request for extension.

Very truly yours,

CRONE ROZYNKO LLP

/s/ Alisande M. Rozynko
Alisande M. Rozynko